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As filed with the Securities and Exchange Commission on July 11, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RIGEL PHARMACEUTICALS, INC.
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK,
par value $0.001 per share
(Title of Class of Securities)

766559 60 3
(CUSIP Number of Class of Securities)

James M. Gower
Chairman of the Board and Chief Executive Officer
RIGEL PHARMACEUTICALS, INC.
1180 Veterans Boulevard
South San Francisco, California 94080
Telephone: (650) 624-1100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copy to:
 Suzanne Sawochka Hooper
COOLEY GODWARD LLP
Five Palo Alto Square, 3000 El Camino Real
Palo Alto, California 94306-2155
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,005,662	$81.36

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 367,961 shares of Common Stock of Rigel Pharmaceuticals, Inc. having an aggregate value of $1,005,662 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of June 26, 2003.

** $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, effective February 21, 2003. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on June 27, 2003.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 1 to Schedule TO amends and supplements the following items of Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 27, 2003, in connection with Rigel Pharmaceuticals, Inc.'s ("Rigel") offer to exchange options with exercise prices equal to or greater than $9.00 per share currently outstanding under Rigel's 2000 Equity Incentive Plan (the "2000 Plan"), 2001 Non-Officer Equity Incentive Plan (the "2001 Plan") and 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") (collectively the 2000 Plan, the 2001 Plan and the Directors' Plan are referred to as the "Option Plans"), to purchase shares of Rigel's Common Stock, par value $0.001 per share (the "Common Stock") held by optionholders as of June 27, 2003 (the "Eligible Options") for replacement options (the "Replacement Options") to purchase shares of Rigel's Common Stock to be granted under the 2000 Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  Purposes. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

  (b)
  Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

  (c)
  Plans. At present, Rigel's board of directors is composed of eight (8) members and one (1) vacancy. Rigel from time to time evaluates strategic acquisitions and will continue to do so in the future. Rigel may issue its stock or pay cash in connection with such acquisitions. Rigel may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

  (1)
  No plans, proposals or negotiations.

  (2)
  No plans, proposals or negotiations.

  (3)
  No plans, proposals or negotiations.

  (4)
  Rigel plans to fill the vacancy on its board of directors and is currently conducting a search for qualified candidates. Rigel is currently conducting a search to fill the position of Vice President of Drug Discovery.

  (5)
  No plans, proposals or negotiations.

  (6)
  No plans, proposals or negotiations.

  (7)
  No plans, proposals or negotiations.

  (8)
  No plans, proposals or negotiations.

  (9)
  There are currently outstanding non-transferable rights to purchase up to an aggregate of 1,736,111 shares of newly issued Common Stock at a purchase price of $5.76 per share offered to our stockholders of record as of April 29, 2003, other than certain stockholders affiliated with the investors in the private placement completed on June 26, 2003.

  (10)
  No plans, proposals or negotiations.

ITEM 8.    INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

  (a)
  Securities Ownership. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

  (b)
  Securities Transactions. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

[Remainder of this page intentionally left blank.]

ITEM 12.    EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange, dated June 27, 2003, as amended on July 11, 2003.
99.(a)(1)(B)*	Form of Letter of Transmittal — Memorandum to holders of Eligible Options.
99.(a)(1)(C)*	Form of Summary of Terms.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)*	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)*	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(H)*	Form of Electronic Reminder to holders of Eligible Options.
99.(a)(1)(I)
Rigel Pharmaceuticals, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2002, as amended on May 8, 2003, and incorporated herein by reference.
99.(a)(1)(J)
Rigel Pharmaceuticals, Inc.'s Quarterly Report on Form 10-Q, for its first fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)
Rigel Pharmaceuticals, Inc.'s 2000 Equity Incentive Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(d)(1)(B)
Rigel Pharmaceuticals, Inc.'s 2001 Non-Officer Equity Incentive Plan filed with the Securities and Exchange Commission on October 30, 2001 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-72492).
99.(d)(1)(C)
Rigel Pharmaceuticals, Inc.'s 2000 Non-Employee Directors' Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on June 27, 2003.

[Remainder of this page intentionally left blank.]

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 11, 2003

RIGEL PHARMACEUTICALS, INC.
By:	/s/ JAMES H. WELCH Name: James H. Welch Title: Vice President, Chief Financial Officer and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange, dated June 27, 2003, as amended on July 11, 2003.
99.(a)(1)(B)*	Form of Letter of Transmittal — Memorandum to holders of Eligible Options.
99.(a)(1)(C)*	Form of Summary of Terms.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)*	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)*	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(H)*	Form of Electronic Reminder to holders of Eligible Options.
99.(a)(1)(I)
Rigel Pharmaceuticals, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2002, as amended on May 8, 2003, and incorporated herein by reference.
99.(a)(1)(J)
Rigel Pharmaceuticals, Inc.'s Quarterly Report on Form 10-Q, for its first fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)
Rigel Pharmaceuticals, Inc.'s 2000 Equity Incentive Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(d)(1)(B)
Rigel Pharmaceuticals, Inc.'s 2001 Non-Officer Equity Incentive Plan filed with the Securities and Exchange Commission on October 30, 2001 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-72492).
99.(d)(1)(C)
Rigel Pharmaceuticals, Inc.'s 2000 Non-Employee Directors' Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on June 27, 2003.

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INTRODUCTORY STATEMENT
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.
  ITEM 12. EXHIBITS.
SIGNATURE
INDEX OF EXHIBITS